EXHIBIT 99.5

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

Consent of Independent Auditors

The Board of Directors

Acasti Pharma Inc.

We consent to the use of our report dated May 21, 2013 with respect to the financial statements of Acasti Pharma Inc. (the “Company”), which comprise the statements of financial position as at February 28, 2013 and February 29, 2012, the statements of earnings and comprehensive loss, changes in equity and cash flows for the years then ended and notes, comprising a summary of significant accounting policies and other explanatory information,  included in this annual report on Form 40-F of the Company. Our report contains an emphasis of matter paragraph that states that the Company has incurred operating losses and negative cash flows from operations since inception, and the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

May 29, 2013
Montreal, Canada

*CPA, auditor, CA, public accountancy permit No. A110592

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